Exhibit 99.6

                                                              TSX-V: AVU

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7                       T: (604) 687-3520       F: 1-888-889-4874

 October 9, 2012                                                                                                        NR 23 - 2012

Avrupa Minerals closes financing for $1.2 million

Avrupa Minerals Ltd. (AVU:TSXV, 8AM: FWB) is pleased to announce that the financing first reported on September 19, 2012, and then increased on October 3, 2012, has been closed.

Certain strategic investors also participated in the financing, including one investor that is part of the Sprott group of companies who becomes a reporting insider of the Company. The management team and several shareholders also increased their positions. The support of the current shareholder group is a significant benefit to Avrupa in working to achieve its goals.

Avrupa issued 7.99 million units (a “Unit”) at $0.15 per Unit, for gross proceeds of $1,198,500 million.  Each Unit is comprised of one common share and one non-transferable common share purchase warrant.  Each warrant entitles the holder to purchase one additional common share for a 36-month period, expiring October 4, 2015, at a price of $0.25 per common share.

As part of the financing, Avrupa issued Finder’s warrants, entitling the holder to purchase up to 545,500 Units for a period of 36 months from issue at $0.15 per Unit.  The Company also paid a cash finder’s fee of $40,913.  The securities issued are subject to a four-month hold period, expiring on February 4, 2013. Insiders participated in the offering for a total of 3,185,000 Units.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 16 exploration licenses in three European countries, including nine in Portugal covering 2,608 km2, six in Kosovo covering 198 km2, and one in Germany covering 307 km2.  Avrupa operates two joint ventures in Portugal, covering four of the licenses, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits; and

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related Au-W deposits

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.  These projects include:

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Porphyry Cu-Au potential in southern Portugal in the Alvito license area;

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Four licenses covering targets in the Pyrite Belt, the north Portugal Au-W belt, and the Monchique alkali complex of southern Portugal;

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Five licenses spread throughout Kosovo in the Trepça Mineral Belt of the Vardar Zone, historically a long-term producing district of silver and base metals;

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One additional license for gold and copper in southern Kosovo;

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One license for intrusion-related Au-Sn-W deposits in the historic Erzgebirge Mining District of eastern Germany, a 900-year producer of tin, tungsten, silver, base metals, and uranium.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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